May 31, 2005


By facsimile to (602) 364-7070 and U.S. Mail


Mr. Lawrence Trachtenberg
Executive Vice President and Chief Financial Officer
Mobile Mini, Inc.
7420 South Kyrene Road, Suite 101
Tempe, AZ 85283

Re:	Mobile Mini, Inc.
	Registration Statement on Form S-3
	Filed May 4, 2005
File No. 333-124612

Dear Mr. Trachtenberg:

	We reviewed the registration statement only for disclosures relating to unallocated shelf registration offering issues and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. We note that Mobile Mini, Inc. or Mobile Mini discloses only general terms and provisions of the securities offered under the registration statement and may describe particular terms and provisions in the prospectus supplement. We reserve the right to review any prospectus supplement that is filed relating to the securities being offered under the registration statement.

2. If applicable, we would expect any prospectus supplement to provide clear and reasonably detailed disclosure of these items:

* The nature and scope of any event of default provisions attached to the offered securities, including the specific types of events protected against and the specific types of events not protected against.

* The material effects of any change in control or poison put provisions.

* The material effects on Mobile Mini`s debt securities, including the offered securities, if there is any anti-takeover device relating to Mobile Mini`s equity securities.

* In the case of listed securities, whether there is any assurance that the listing will be obtained, and, if obtained, whether there is any assurance that an active trading market in the offered securities will develop or continue.

* The material tax matters relating to the offered securities and the material effects for their holders.

* Confirmation before the registration statement`s effectiveness that
Mobile Mini will file a tax opinion if securities are offered with original issue discount or other material tax consequences.

* The current amount of the total indebtedness obligations as of the most recent date practicable and any intent or plan to incur additional indebtedness in the future.

* Any material risks and the material effects on the offered securities and their holders if Mobile Mini`s existing credit arrangements contain provisions for interest rate hedging.

* The potential material effects on the offered securities and their holders if there is a bankruptcy, insolvency, or reorganization involving Mobile Mini.

3. Give us a confirmation before the registration statement`s effectiveness that Mobile Mini will file appropriate opinion(s) of counsel with every takedown from the registration statement. You may file the opinion(s) under Rule 462(d) of Regulation C under the Securities Act or under cover of Form 8-K. See Release No. 33-6174, footnote 47.

4. Where the offered securities involve the issuance of a novel or complex security, we may have comments on the disclosure in the prospectus supplement or supplements. If Mobile Mini is contemplating such an offering and would prefer our review of the disclosure in preliminary form rather than in the definitive prospectus supplement, submit the proposed prospectus supplement to us before the intended offering date.

Prospectus` Outside Front Cover Page

5. We note the statement that "The prospectus supplement may also add, update or change information contained in this prospectus."
Since a prospectus supplement may supplement but may not contradict, modify, or replace information in the prospectus, revise.

Forward-Looking Statements, page 3

6. We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure`s placement, satisfies the sections` requirements if the registration statement states that it:

* Includes forward-looking statements within the meaning of section
27A of the Securities Act and section 21E of the Exchange Act.

* Otherwise makes reference to those provisions.

* Makes reference to the Private Securities Litigation Reform Act of
1995 generally.

Description of Capital Securities, page 5

7. We note the statement in this section`s first paragraph that "The rights of our capital stock are defined by our Amended and Restated
Certificate of Incorporation ("Certificate of Incorporation"), our Bylaws, as amended, and the provisions of the Delaware General Corporation Law." Revise the disclosure that can be read to imply that investors do not have rights under the United States federal securities laws about the capital stock`s description in the prospectus.

Preferred Stock, page 6

8. We note your disclosure on page 6 that you may issue shares of preferred stock that are convertible or exchangeable for other securities. Note that shares of preferred stock may not be issued for "other securities" that have not been registered under the registration statement unless the shares convertible into the other securities are not legally exercisable immediately or within one year of the date of sale of the preferred stock. Also, all of the underlying types of securities into which the preferred stock may be converted must be identified with specificity in the registration statement.

Description of Debt Securities, page 8

9. Provide a brief description in any prospectus supplement of any covenants or provisions in the governing indenture that may afford a debt holder protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Mobile Mini. Otherwise, disclose prominently in any prospectus supplement that the provisions of the governing indenture do not afford holders of the debt securities protection if there is a highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving Mobile Mini. Address the applicability of the covenants or provisions and the ability of Mobile Mini`s board of directors or the trustee to waive the covenants or provisions. Also address whether the covenants or provisions may have limited applicability if there is a leveraged buyout initiated or supported by Mobile Mini, Mobile Mini`s management, or any affiliate of Mobile Mini or management.

10. If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder, give appropriate consideration to whether an offer to purchase under such a term will constitute an issuer tender offer. If so, disclose that the offer will comply with any applicable regulations under the United States federal securities laws, including Rule 14e-1 under the
Exchange Act.

11. If a prospectus supplement relates to debt that includes a term providing for redemption at the option of the holder or repurchase or acceleration upon the occurrence of a triggering event or failure to maintain a particular financial ratio, provide adequate disclosure of any other liabilities that would have to be repaid and any consents or waivers that would have to be obtained before or concurrently with the triggered debt repurchase, repayment, or acceleration. Disclose any other potential limitations of Mobile Mini`s financial ability to comply with its obligations arising from such an occurrence.

Consolidation, Merger or Sale of Assets, page 14

12. Quantify the words "substantially all" as used for Mobile Mini`s property and assets. Alternatively, provide disclosure of the words` established meaning under applicable state law. If an established meaning is unavailable, provide disclosures of the consequences or effects of the uncertainty on debt holders` ability to determine whether a sale of substantially all of Mobile Mini`s property and assets has occurred.

Exhibit 5.1

13. Have counsel confirm in writing that counsel concurs with our understanding that the reference and limitation to the General
Corporation Law of the State of Delaware includes the statutory provisions and all applicable provisions of the Delaware
Constitution
and reported judicial decisions interpreting these laws.

14. We note the exception under (iii) in the second paragraph under
13. Since the exception appears unusual, tell us why the exception is necessary and why the standard bankruptcy exception and equitable principles limitation are not sufficient. Further, tell us what consideration you have given to disclosure of the exception under
(iii) in the prospectus.

15. Revise the opinion to include the guarantees and the enforceability of the preferred share purchase rights associated with the common stock.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, Mobile Mini may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Mobile Mini thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Mobile Mini and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Mobile Mini requests acceleration of the registration statement`s effectiveness, Mobile Mini should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Mobile Mini from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Mobile Mini may not assert the action of the Commission or the staff acting by delegated authority in declaring the registration statement effective as a defense in any proceedings initiated by the
Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Mobile Mini provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Christopher
B.
Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Joseph P. Richardson, Esq.
	Michael R. McCoy, Esq.
	Bryan Cave LLP
	2 North Central Avenue, Suite 2200
	Phoenix, AZ 85004



Mr. Lawrence Trachtenberg
May 31, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE